Exhibit 99.2

ALARUM TECHNOLOGIES LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 9, 2024

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Alarum Technologies Ltd. (the “Company”) for use at the Company’s annual and extraordinary general meeting of shareholders (the “Meeting”) to be held on September 9, 2024, at 3:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than 15% (fifteen percent) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until September 9, 2024, at 5:00 p.m. Israel time (the “Adjourned Meeting”). If a quorum is not present at the Adjourned Meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals No. 1 and 2 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (a “Simple Majority”).

Pursuant to the Companies Law, each of Proposals No.3 and 4 described hereinafter, requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who are not controlling shareholders or do not have personal interest in the approval of the transaction (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

Proposal 5 will not involve a vote by the shareholders and accordingly there is no proposed resolution.

As defined under the Companies Law, “personal interest” means: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

As defined under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that, other than our directors, officers and their relatives, none of our shareholders should have a personal interest in the proposed resolutions herein.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder declares and approves that he has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about (as detailed in the attached proxy card).

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%) of the outstanding voting rights of the Company), to the Company’s offices, or via email (contact details below), no later than August 8, 2024.

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company (contact details below). Any Position Statement received will be furnished to the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov and in addition at www.magna.isa.gov.il or https://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 30, 2024. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than September 4, 2024.

Contact details: Alarum Technologies Ltd., c/o Mr. Shai Avnit, Chief Financial Officer or Adv. Omer Weiss, Legal Counsel, at 30 Haarba’a Street, P. O. Box 174, Israel 6473926, e-mail addresses: shai.avnit@alarum.io; omer.weiss@alarum.io

One shareholder or more holding Ordinary Shares which reflect 5% or more of the Company’s share capital and voting rights (that is 3,433,299 Ordinary Shares as of July 31, 2024), is entitled to examine the proxy and voting material.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

To Re-appoint PwC Israel, Certified Public Accountants, as the independent auditor of the Company and to authorize the board of directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company

Under the Companies Law, the appointment of an independent auditor requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of PwC Israel, Certified Public Accountants (“PwC Israel”), as the independent auditor of the Company until the next annual general meeting of the shareholders of the Company, and asks the shareholders to authorize the Board of Directors to determine their remuneration until the next annual general meeting.

The Board of Directors believes that the re-appointment of PwC Israel as the independent auditor of the Company is appropriate and in the best interests of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to PwC Israel in each of the previous two fiscal years, please see Item 16C. ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint PwC Israel as the independent auditor of the Company, and to authorize the Board of Directors of the Company to determine their remuneration until the next annual general meeting of the shareholders of the Company.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO RE-APPOINT MR. MOSHE TAL AS A CLASS II INDEPENDENT DIRECTOR OF THE COMPANY
AND TO RE-APPOINT MR. SHACHAR DANIEL AS A CLASS II DIRECTOR OF THE COMPANY

Background

Under the Companies Law and the Company’s Amended Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Articles provide that the Company may have at least three and not more than 12 directors.

The Company’s Board of Directors currently consists of six directors. In accordance with the Articles, the Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting, the appointment or re-appointment of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such appointment or re-appointment. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of the Company’s shareholders at a general meeting of the Company’s shareholders, provided that such majority constitutes more than 50% of the Company’s issued and outstanding share capital, or upon the occurrence of certain events, in accordance with the Companies Law and the Articles.

The Company’s directors are divided among three classes as follows:

(i)	The Company’s Class I directors are Ms. Rakefet Remigolski and Mr. Yehuda Halfon, whose current terms expire at the Company’s 2026 annual general meeting and upon the election and qualification of their respective successors;

(ii)	The Company’s Class II directors are Mr. Shachar Daniel and Mr. Moshe Tal, whose current terms expire at the Meeting; and

(iii)	The Company’s Class III directors are Mr. Chen Katz and Mr. Avi Rubinstein, whose current terms expire at the Company’s 2025 annual general meeting and upon the election and qualification of their respective successors.

The Company’s Board Diversity Matrix pursuant to Nasdaq’s Rule 5605(f) is available on the Company’s website at the following address: https://d2ghdaxqb194v2.cloudfront.net/2637/192586.pdf

The Company’s Board of Directors has approved the nomination of Mr. Daniel and Mr. Tal for re-appointment to the Company’s Board of Directors, each as a Class II director (Mr. Tal as an independent director) at the Meeting for a three-year term and recommends that shareholders re-appoint Mr. Daniel and Mr. Tal, each as a Class II director for a three-year term.

Mr. Daniel and Mr. Tal, whose professional backgrounds are provided below, have each advised the Company that they are willing, able and ready to serve as a Class II director if appointed. Additionally, in accordance with the Companies Law, Mr. Daniel and Mr. Tal, have each certified to the Company that they meet all the requirements of the Companies Law for appointment as a director of a public company, they possess the necessary qualifications and have sufficient time to fulfill their duties as directors of the Company, considering the size and needs of the Company.

If reappointed at the Meeting, both Mr. Tal and Mr. Daniel will continue to benefit from the indemnification and exemption letter agreements that we previously entered into with each of them, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.

In his capacity as member of the Company’s Board of Directors, subject to his appointment, Mr. Tal will continue to be entitled to following fees: (i) an annual fee of NIS 30,000 (approximately 1$8,000) and (ii) an attendance fee of NIS 1,500 (approximately $400) per meeting, which amounts are less than the maximum amounts set forth in the second and third appendices of the Companies Regulations (Rules concerning Compensation and Expenses of an External Director), 5760-2000.

Mr. Daniel, who also serves as the Company’s Chief Executive Officer, is not compensated for his service as a member of the Board of Directors.

Set forth below is certain biographical information regarding the background and experience of Mr. Daniel and Mr. Tal:

Mr. Shachar Daniel

Mr. Shachar Daniel is one of our co-founders and has served as our Chief Executive Officer and director since June 2016. Prior to serving as the Chief Executive Officer of Safe-T Data, he served as Safe-T Data’s Chief Operating Officer from November 2013. Mr. Daniel has more than 10 years of experience in various managerial roles in operations and project management. From 2012 to 2013, he served as head of program at PrimeSense Ltd., which was acquired by Apple Inc. for $360 million on November 24, 2013.  Prior to that, and from 2009 to 2012, he was head of operations project managers at Logic Industries Ltd., and from 2004 to 2009, he was a project manager at Elbit Systems Ltd. (Nasdaq/TASE: ESLT). Mr. Daniel holds a B.Sc. in Industrial Engineering from the Holon Institute of Technology, Israel and an M.B.A. from the College of Management Academic Studies, Israel and an executive post M.B.A from the Hebrew University.

Mr. Moshe Tal

Mr. Moshe Tal has served on our board of directors since May 2019. Since 2011, Mr. Tal serves as a partner with Shtainmetz Aminoach & Co. accounting, a CPA (Isr.) Israeli Certified Public Accountant, Investment and Consulting. Mr. Tal is also a lecturer at the Department of Accounting at the Reichman University (IDC Herzliya) in Israel. Mr. Tal served in the Israeli tax Authority for 13 years and has vast experience with tax regulations and laws, both in Israel and outside of Israel. Between 2011 and 2013, Mr. Tal served as a director of Dash Ipax Holdings Ltd. and from 2010 until 2018 as a director at Netz Group Ltd. Mr. Tal is a certified Israeli public accountant.

It is proposed that the following separate resolutions be adopted at the Meeting:

“RESOLVED, to re-appoint Mr. Shachar Daniel as a Class II director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such re-appointment and until he ceases to serve in her office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to appoint Mr. Moshe Tal as a Class II independent director of the Company for a term of three years that expires at the third annual general meeting of shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company’s Amended Articles of Association or any law, whichever is the earlier.

The re-appointment of each of Mr. Daniel and Mr. Tal, respectively, as a Class II director, as mentioned above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposals.

[1]	All USD amounts are based on an exchange rate of USD 1: NIS 3.733, on July 29, 2024.

PROPOSAL 3

to approve a grant of RESTRICTED sHARE UNITS to Mr. SHACHAR DANIEL, the COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR

On July 14, 2024, and on July 16, 2024 (the “Date of Grant”), the Compensation Committee and the Board of Directors, respectively, approved and recommended that the Company’s shareholders approve, a grant of Restricted Share Units (“RSUs”) to Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director, under the Company’s Amended and Restated Global Incentive Plan (the “Global Incentive Plan”).

The recommended grant consists of RSUs equivalent to approximately 19,999 ADSs (equal to 199,992 RSUs), to be granted to Mr. Daniel (the “Grant of RSUs to Mr. Daniel”). The value of the Grant of RSUs to Mr. Daniel and its terms are in line with the Company’s Compensation Policy (the “Compensation Policy”). The value of the proposed Grant of RSUs to Mr. Daniel, amounts to a total of approximately $286,000 (approximately NIS 1,067,000). According to the Compensation Policy, the Company’s Chief Executive Officer is entitled to an annual long-term component of his remuneration of up to approximately $576,000 (NIS 2,150,000).

Together with Ordinary Shares equivalent to 7,500 ADSs (75,000 Ordinary Shares) that resulted from the issuance of previously granted RSUs, and the outstanding RSUs and options to purchase Ordinary Shares equivalent to approximately 84,903 ADSs (849,027 Ordinary Shares) of the Company (an aggregate of 92,403 ADSs or 924,027 Ordinary Shares), granted to Mr. Daniel in aggregate in the past, Mr. Daniel’s holdings will be equal to approximately 1.4% of the Company’s issued and outstanding share capital on a fully diluted basis as of July 31, 2024.

The Grant of RSUs to Mr. Daniel is subject to a standard vesting of three years, as follows (the “Vesting Schedule”): (i) Ordinary Shares equivalent to approximately 3,333 ADSs (33,332 of the RSUs granted) will vest on January 19, 2024 (the “First Installment”); and (ii) Ordinary Shares equivalent to approximately 1,667 ADSs (16,666 of the granted RSUs) will vest each quarter for 10 quarters, following the First Installment.

The RSUs are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Daniel, the Compensation Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder and also considered, inter alia: (i) the factors included in the Compensation Policy, including, the position, responsibilities, background and experience of Mr. Daniel; (ii) that the Grant of RSUs to Mr. Daniel reflects a fair and reasonable value for the Mr. Daniel’s contribution and achievements as the Company’s Chief Executive Officer; (iii) that the Grant of RSUs to Mr. Daniel is in accordance with the Compensation Policy; (iv) Mr. Daniel’s significant contribution to the Company’s business progress and achievements; and (v) that the Grant of RSUs to Mr. Daniel is reasonable and fair under the circumstances. It is hereby clarified that the Vesting Schedule may be accelerated upon the occurrence of special events, as defined in the Compensation Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Shachar Daniel RSUs, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 4

TO APPROVE AN ANNUAL BONUS FOR MR. SHACHAR DANIEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND A DIRECTOR, for OVERACHIEVED measurable targets in the year of 2023

Background

Under the Companies Law and the Israeli Securities Authority’s position statements, arrangements concerning compensation of a company’s chief executive officer and a director, not in accordance with the terms of the Compensation Policy, require the approval by the Compensation Committee, the Board of Directors and the Company’s shareholders, in a Special Majority (as defined above).

Mr. Shachar Daniel has been one of our co-founders and has served as our Chief Executive Officer and a director since June 2016.

Annual Bonus

On December 27, 2022, and on December 29, 2022, the Compensation Committee and the Board of Directors, respectively, approved measurable targets for Mr.  Daniel for the year 2023 (the “Measurable Targets”).

According to the Compensation Policy, the maximum annual bonus for the Company’s Chief Executive Director for meeting the Measurable Targets is equal to 12 monthly salaries.

On March 11, 2024 and on March 13, 2024, the Compensation Committee and the Board of Directors, respectively, approved: (1) that Mr. Daniel had met the Measurable Targets; (2) to pay Mr. Daniel an annual bonus in accordance with the Compensation Policy for meeting the Measurable Targets; and (3) to pay Mr. Daniel, subject to the approval of the Company’s shareholders, an additional amount of approximately $76,000 ( NIS 283,889) as an annual bonus, which exceeds the maximum amounts specified in the Compensation Policy and for overachieving the Measurable Targets (the “Additional Annual Bonus”).

In making their recommendation regarding the approval of the Additional Annual Bonus for Mr. Shachar Daniel, the Compensation Committee and the Board of Directors each considered all relevant matters and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and have also considered, among other things: (i) the Measurable Targets set forth for Mr.  Daniel; (ii) Mr. Daniel meeting the Measurable Targets; and (iii) Mr. Daniel’s over achievements of his set targets as the Company’s Chief Executive Officer.

The shareholders of the Company are requested to adopt the following resolutions:

“RESOLVED, to approve an Annual Bonus for Mr. Shachar Daniel, the Company’s Chief Executive Officer and a director, as set forth in this Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority

The Board of Directors unanimously recommends a vote FOR on the above proposal.

PROPOSAL 5

PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS AND
ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023

Pursuant to the Companies Law, the Company is required to present the Company’s financial statements and annual report for the year ended December 31, 2023, to the Company’s shareholders. The Company’s financial statements and annual report for the year ended December 31, 2023, filed on Form 20-F with the SEC on March 14, 2024, are available on the SEC’s website at the following address:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001725332/000121390024022367/ea0201426-20f_alarum.htm and on the Israel Securities Authority distribution website at the following address:

https://maya.tase.co.il/reports/details/1579562/1/0

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2023.

This agenda proposal will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the TASE and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share for Purposes of Voting at General Meetings), 5760-2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 30 Haarba’a Street, P. O. Box 174, Tel-Aviv 6473926, Israel.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000), the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority distribution website at http://www.magna.isa.gov.il and the TASE website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as other companies incorporated in states within the United States whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 1, 2024. UNLESS OTHERWISE STATED HEREIN, YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 1, 2024, AND THE DISCLOSURE OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

Alarum Technologies Ltd.
Chen Katz, Chairman of the Board of Directors